File No. 82-173

02060708

16 December 2002

SUPPL

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

MARIAN GIBNEY
Secretary and General Counsel

encl

File No. 82-173

Information Release

13 December, 2002

PROPOSAL TO CLOSE ZINC SMELTER AT AVONMOUTH

Britannia Zinc Limited, a wholly owned subsidiary of M.I.M. Holdings Limited, is today putting a proposal to the trade unions representing its workforce to close the company's zinc smelter at Avonmouth, UK.

Through the 90-day consultation period, MIM will continue to explore alternatives to plant closure.

MIM Managing Director Vince Gauci said: "The company had been pursuing possible exit strategies for its two European zinc smelters. They have been non-core businesses and have been sustaining cash losses despite operating improvements. Earlier this week we completed the exit of the smelter at Duisburg in Germany."

MIM expects to book losses in the current December half year in the order of A$76 million for the sale of Duisburg and A$114 million for Avonmouth. (Were the closure proposal to be implemented, actual cash costs of closure at Avonmouth would be expected to total in the order of £29 million [A$80 million] of which approximately half would be incurred in the current financial year and the balance in the ensuing three financial years.)

In addition, as advised to the MIM Annual General Meeting in October, the two plants are expected to incur total operating losses after tax of around A$50 million for the current December half year.

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Collin Myers
General Manager Corporate Affairs
Bus: (61 7) 3833 8285
Mobile: 0419 703 145